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                      Securities & Exchange Act 1934 registration number 0-22617
                                                                       TSE : MMM

FOR IMMEDIATE RELEASE: FEBRUARY 4, 1999                             NEWS RELEASE


                 APPOINTMENT OF NEW DIRECTOR AND ANNOUNCEMENT OF
                                PRIVATE PLACEMENT

VANCOUVER, BRITISH COLUMBIA - Minco Mining & Metals Corporation is pleased to announce the appointment of Mr. Theodore H. Konyi to the Board of Directors. Mr. Konyi has 15 years experience in the field of finance and investment, and for the past five years has served as President of Maxwell Mercantile Inc., a full-service merchant banking company, specializing in corporate finance, investor relations and corporate restructuring. During his career, he has also been associated with and played an integral role in the success of numerous business ventures ranging from oil and gas exploration/development companies to technology companies specializing in such diverse fields as construction management software and customs tariff software. Mr. Konyi will assume a pro-active role on Minco's Board of Directors as he works closely with the management team to build Minco into a successful mineral exploration/development company with a focus in China.

The Company has signed a subscription agreement with Butraco Limited for a private placement of 150,000 units at a price of $1.00 per unit. Each unit consists of one (1) common share of the Company and one (1) share purchase warrant. Each one full share purchase warrant will entitle the holder to purchase one additional share of the Company at the price of $1.20 per share for a period of one year from the date of closing of the Private Placement. Proceeds from the Private Placement will be used for general corporate purposes. The Private Placement is subject to regulatory approval.

The Company is also pleased to announce the closing of the Private Placement previously announced on January 14, 1999 with Arbora Portfolio Management of Zurich, Switzerland.

                                     - 30 -

  For further information, please contact: Dr. Ken Z. Cai, President & CEO, or
   Christine Reynolds, Investor Relations Telephone: 1-888-288-8288 or (604)
          688-8002; Fax: (604) 688-8030; Website: www.minco-mining.com

 The Toronto Stock Exchange has not reviewed and does not accept responsibility for the accuracy of this news release